1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

PHILIP T. HINKLE philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

July 21, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re: Eagle Point Credit Company Inc.

Ladies and Gentlemen:

On behalf of Eagle Point Credit Company Inc. (the “Registrant”), a closed-end management investment company, electronically transmitted for filing is amendment no. 1 to the Registrant’s initial registration statement on Form N-2 under the Investment Company Act of 1940, as amended, and Securities Act of 1933, as amended, to register notes of the Registrant.

Please direct any questions concerning the filing to the undersigned at (202) 261-3460 or Thomas J. Friedmann at (617) 728-7120.

Very truly yours,

/s/ Philip T. Hinkle